Sub-Item 77C:  Submission of matters to a vote of security holders

BlackRock Index Equity Portfolio of BlackRock Funds:

A Special Meeting of Shareholders was held on October 12, 2012, for shareholders of record on August 14, 2012, to vote on approval of a reorganization of BlackRock Index Equity Portfolio of BlackRock Funds (the “Fund”) with BlackRock S&P 500 Stock Fund of BlackRock Funds III and the reorganization of Master S&P 500 Index Series of Quantitative Master Series LLC (the “Series”) with S&P 500 Stock Master Portfolio of Master Investment Portfolio.  The meeting was subsequently adjourned to and held on November 9, 2012.

	Votes For	Votes Against/Withheld	Abstain
1. Approval of reorganization of the Fund	15,088,652.004	74,991.865	60,148.725
2. Approval of reorganization of the Series	15,088,718.671	76,031.825	59,042.098

NY1 8652335v.2